March 12, 2010

Mr. Patrick Gilmore

Accounting Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Artificial Life, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2008

Filed February 10, 2009

Form 10-Q for the Fiscal Quarter Ended September 30, 2009

Filed November 9, 2009

File No. 000-25075

Dear Mr. Gilmore:

This letter provides responses to the comments contained in your letter of December 18, 2009 regarding the Company’s Form 10-K for the year ended December 31, 2008 and Form 10-Q for the quarter ended September 30, 2009. These responses are numbered in accordance with the numbered comments contained in your letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 8. Financial Statements and Supplementary Data

Note 5. Notes Payable and Extinguishment of Liabilities

Extinguishment of Liabilities, page F-13

1.   Comment

We note your response to prior comment 1 and the opinion prepared by your outside counsel. While you indicate that “actions upon contracts underlying the liabilities are not probable” based on the statute of limitations defense, it does not appear that the company has been judicially (e.g. as ordered by a court) released of these liabilities pursuant to paragraph 16(b) of SFAS 140. Further, the opinion provided by counsel does not appear to demonstrate that a release of these obligations has occurred. The Staff believes the threshold for derecognizing a contractual liability is based upon being legally released from such liability (either judicially or by the creditor) and is not based on assessments of probability. Further, whether or not a company is legally released may be a matter of judgment, but that judgment should be based on a legal analysis of whether the release has occurred and not an analysis that is based on probability. Until such time that the derecognition conditions of paragraph 16 of SFAS 140 have been met, these liabilities should remain on your balance sheet. As it appears that these conditions have not been met, your financial statements should be revised to reflect such liabilities. Please amend your Form 10-K or tell us why revision is not required pursuant to paragraph 16 of SFAS 140.

Response

Summary of prior response

During the fiscal years ended December 31, 2007 and 2008, the Company extinguished liabilities of approximately $685,000 and $48,000, respectively. These payables represented unsecured liabilities that had been recorded in 2002 and 2001 and related to operating expenses recorded by the Company’s subsidiary, Artificial Life USA, Inc., in those respective periods. Artificial Life USA, Inc. has been inactive since 2002.

Through the date of extinguishment, no correspondence, communications, judgments or other actions had been made against Artificial Life USA, Inc. or the Company by these vendors. The Company consulted with its legal counsel with regard to the applicable statute of limitations regarding the Company’s obligations concerning these liabilities. Based on these consultations and the advice of our legal counsel, we determined that the Company was legally released from these liabilities; and therefore, pursuant to SFAS No. 140, the Company recorded the extinguishment of these amounts.

The Company’s understanding of Massachusetts law (which is based on advice of legal counsel) is that, in accordance with the Massachusetts General Law Chapter 260, Section 2, actions of contract, other than those to recover for personal injuries, founded upon contracts or liabilities, express or implied, except actions limited by Section One or actions upon judgments or decrees of courts of record of the United States or of this or of any other state of the United States, shall, except as otherwise provided, be commenced only within six years after the cause of action accrues. Hence, under Massachusetts law, contract actions are barred after six years from the time the claim accrued (in this case, the nonpayment).

Through the date of extinguishment, no correspondence, communications, judgments or other actions had been made against Artificial Life USA, Inc. or the Company by these vendors. Management is of the opinion that actions upon contracts under seal are not probable after taking consideration of the facts as aforesaid and considered the extinguishment of liabilities aged greater than six years to be appropriate.

Consideration of Statement of Financial Accounting Concept No. 6

In addition to the evaluation outlined above, the Company’s determination that the liabilities could be derecognized appropriately from its December 31, 2008 and 2007 balance sheets is bolstered by the argument that as of December 31, 2007 and December 31, 2008, respectively, such amounts no longer should be characterized as liabilities under Statement of Financial Accounting Concept (“SFAC”) No. 6. This guidance, specifically paragraph 35, defines a liability as:

“..probable future sacrifices of economic benefits arising from present obligations of a particular entity to transfer assets or provide services to other entities in the future as a result of past transactions or events.”

Through 2001 and 2002, when incurred, the above described items met the definition of a liability under SFAC No. 6, and therefore through each of these periods, Artificial Life USA, Inc. recorded these amounts as liabilities. Importantly, however, SFAC No. 6 further states in paragraph 42 that “Once incurred, a liability continues as a liability of the entity until the entity settles it, or another event or circumstance discharges it or removes the entity’s responsibility to settle it.” It is the Company’s position that the other event or circumstance, in this case, the application of the Massachusetts statute of limitations, together with the unlikely ability of any claimant, despite the statute of limitations expiration, to pierce the corporate veil of Artificial Life USA and claim against its shareholder, the Company, has removed the Company’s responsibility to settle such items, and that defining them as liabilities is no longer appropriate.

Finally, it is important to include the substantive character of the liabilities in question. Paragraph 38 of SFAC No. 6 includes a discussion of equitable and constructive obligations:

“The line between equitable or constructive obligations and obligations that are enforceable in courts of law is not always clear, and the line between equitable or constructive obligations and no obligations may often be even more troublesome because to determine whether an entity is actually bound by an obligation to a third party in the absence of legal enforceability is often extremely difficult. Thus, the concepts of equitable and constructive obligations must be applied with great care. To interpret equitable and constructive obligations too narrowly will tend to exclude significant actual obligations of an entity, while to interpret them too broadly will effectively nullify the definition by including items that lack an essential characteristic of liabilities.”(emphasis supplied)

Based on the foregoing, the Company has determined with great care, through appropriate application of legal and accounting standards and guidelines, that at the respective dates the statute of limitations expired, these items lacked the essential characteristics of a liability, and pursuant to paragraph 16b of SFAS No. 140 and SFAC No. 6, were properly derecognized as liabilities from the Company’s financial statements as of and for the years ended December 31, 2007 and December 31, 2008.

Materiality Considerations

Irrespective of the extinguishment and liability characterization discussion above, the Company understands that this matter requires professional judgment on which accountants and attorneys may disagree. We understand that the Staff has previously proposed that the Company restate its 2007 and 2008 consolidated financial statements based on the SEC’s evaluation of this matter.

In this regard, SEC Staff Accounting Bulletin No. 99 – Materiality (“SAB 99”) is the relevant guidance that needs to be applied to the facts of the present situation with regard to a restatement proposed by the Staff. SAB 99 states that both quantitative and qualitative factors must be taken into consideration when assessing the materiality of a misstatement. Per SAB 99 “quantifying… the magnitude of a misstatement is only the beginning of an analysis of materiality; it cannot appropriately be used as a substitute for a full analysis of all relevant considerations. Materiality concerns the significance of an item to users of a registrant’s financial statements. A matter is ‘material’ if there is substantial likelihood that a reasonable person would consider it important.”

SAB 99 also refers to Statement of Financial Accounting Concepts No. 2, which defined materiality as “the omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.”

SAB 99 specifically states, “In the context of a misstatement of a financial statement item, while the ‘total mix’ includes the size in numerical or percentage terms of the misstatement, it also includes the factual context in which the user of financial statements would view the financial statement item. The shorthand in the accounting and auditing literature for this analysis is that financial management and the auditor must consider both ‘quantitative’ and ‘qualitative’ factors in assessing an item’s materiality.”

Quantitative Factors

An analysis of the numeric impact of the misstatement with regard to the liabilities in question to the Company’s financial statements is as follows:

	Nine months ended September 30, 2009	Year ended December 31, 2008	Year ended December 31, 2007
Income from operations
As reported	$10,261,540	$10,458,759	$ 45,968
As corrected	$10,261,540	$10,458,759	$ 45,968
% of Change	Nil	Nil	Nil

Net income:
As reported	$ 9,389,859	$10,575,285	$1,011,817
As corrected	$ 9,389,859	$10,527,158	$ 326,687
% of Change	Nil	0.46%	67.71%

Income per share:
Basic, as reported	$0.19	$0.23	$0.03
Basic, as corrected	$0.19	$0.23	$0.01
% of Change	Nil	Nil	67.71%

Diluted, as reported	$0.19	$0.22	$0.03
Diluted, as corrected	$0.19	$0.22	$0.01
% of Change	Nil	Nil	67.71%

Total liabilities:
As reported	$8,133,772	$2,940,329	$3,555,611
As corrected	$8,866,772	$3,673,329	$4,240,611
% of Change	9.01%	24.9%	19.2%

Accumulated deficit:
As reported	$15,296,285	$24,686,144	$35,261,429
As corrected	$16,029,542	$25,419,401	$35,946,559
% of Change	4.79%	2.97%	1.94%

Total shareholder’s equity:
As reported	$39,181,337	$27,350,144	$11,439,231
As corrected	$38,448,080	$26,616,887	$10,754,101
% of Change	1.87%	2.68%	5.99%

Quantitatively, the error on its face is material to the year ended December 31, 2007; however, see the discussion below of qualitative factors, which indicate that the error is not material to a financial statement user. Quantitatively, the amount is not material to the reporting periods subsequent to December 31, 2007.

The error had no material quantitative impact on the previously issued statements of cash flows (no changes in net cash flows from operations, financing activities, or investing activities) or any discussion on liquidity in MD&A, as the extinguishment of liabilities was a non-cash item.

Qualitative Factors

SAB 99 identifies certain qualitative considerations to take into account in assessing the materiality of an error and such considerations are not intended to be an exhaustive list. The

Company has set forth such considerations together with its analysis with regard to such considerations:

1.

Is the misstatement subject to precise measurement? - Yes (See analysis above.)

2.

Does the misstatement mask a change in earnings or other trends? – Yes (2007 only); The extinguishment did result in a change to the already positive net income of the Company. Except for year ended December 31, 2007, there was no material change in the Company’s ‘earnings or other trends’.

3.

Does the misstatement hide a failure to meet analyst’s expectations? – No. The Company is not aware of any analysts that follow the Company, its market or its results. Therefore, the misstatement does not ‘hide a failure to meet analyst’s expectations’.

4.

Does the misstatement change a loss into income or vice versa? – No.

5.

Does the misstatement concern a segment or portion of the business playing a significant role in operations - No. The misstatement does not ‘concern a segment or portion of the business playing a significant role in operations’. In fact, this misstatement relates to an inactive subsidiary of the Company that has had no operations since 2002, and has no assets, and the Company has no plans to utilize this subsidiary in the future.

6.

Does the misstatement affect compliance with regulatory requirements? – No. As discussed above, the misstatement does not in any way ‘affect compliance with regulatory requirements’ because the Company is not subject to any substantive regulatory requirements in any jurisdiction (other than the SEC) related in any manner to its financial statements.

7.

Does the misstatement affect compliance with loan covenants or contractual requirements? – No. The Company has no ‘loan covenants or contractual requirements’ that are affected in any manner by the Company’s financial statements.

8.

Did the misstatement have the effect of increasing management compensation? – Yes. During the year ended December 31, 2007, the misstatement has no effect of ‘increasing management compensation’ as the subject of the misstatement relates entirely to non-compensation matters.

During the year ended December 31, 2008, the misstatement has an effect of ‘increasing management compensation’ by approximately $1,000.

9.

Did the misstatement involve concealment of an unlawful transaction? – No. The misstatement does not involve ‘concealment of an unlawful transaction’ or any transaction, but rather is limited entirely to questions regarding the non-cash extinguishment of liabilities, which were fully disclosed and are no longer enforceable against the Company under applicable law.

10.

Was the misstatement intentional? No. The misstatement was not ‘intentional’ but rather the result of a differing interpretation of applicable accounting principles, specifically SFAS No. 140, as has been discussed at length in correspondence with the SEC prior to this date.

For 2007, while we understand that the quantitative amount could be considered significant to net income, the weight of the above discussed qualitative factors leads the Company to conclude that the misstatement should not be considered material to the 2007, 2008 or future financial statements. It is the Company’s position that a reasonable person would not have formed a different conclusion regarding the Company if the financial statements had been presented to include such a non-current liability at the time.

The Company’s conclusion is based on the following factors. First, the Company has a relatively limited number of shareholders and debt holders, and management of the Company believes, based upon communications with them, that current net income to date is not the primary basis for their investment decisions. The shareholders have invested based upon the technology the Company has developed and the business opportunities to be pursued based on the Company’s technology, including the expectation of future earnings to be derived from such technology.

Second, not recording the gain on extinguishment of liabilities in 2007 or 2008 would not have turned income into a loss, changed any operating trend in the business or changed the reported net cash flows from operations, financing or investing activities. The Company believes that an investor would not have viewed approximately $1 million of net income any differently than approximately $300,000 of net income in 2007, (or a $48,000 change in 2008 net income any differently), particularly due to the nature of the other, non-cash income amount related to the extinguishment of liabilities.

Third, the misstatement had no bearing on contractual requirements, loan covenants, or expectations, nor did it conceal an unlawful transaction. Fourth, the error was unintentional. Management believed at the time, the Company was properly accounting for the transactions pursuant to applicable accounting standards and based on consultations with the Company’s legal counsel. The Company does not believe that there would be any significant gain to the Company’s security holders or the investing public following the Company from restating the Company’s financial statements for these past periods. To the contrary, management believes that restating its financial statements to include such amounts could have the effect of improperly characterizing the financial position of the Company for 2007, 2008 and future periods.

Conclusion

The Company proposes that the December 31, 2008 and 2007, consolidated financial statements not be restated based on the Company’s determination that the liabilities were properly extinguished together with an analysis of the character of the liabilities at the time. Moreover, the Company believes that, irrespective of the preceding position, any such restatement would not be required based on the qualitative factors of materiality described above.

Form 10-Q for the Fiscal Quarter Ended September 30, 2009

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 15

2.   Comment

We note that the cash balance at September 30, 2009 has materially decreased. While we note that accounts receivable collections have been impacted by the extension of payment terms during fiscal 2009, it is not readily apparent what other significant factors contributed to the decrease given such other considerations as the increase in accounts payable and the receipt of cash proceeds from the private placement. Please tell us how you considered including a more detailed discussion of the reasons for the significant decline in cash.

Response

The Company’s management believes that the significant driver of its decrease in cash balance of approximately $1.4 million during the nine-month period ended September 30, 2009, is the result of slower accounts receivable collections, primarily due to the extended payment terms granted in 2009. This determination was made even in consideration of other factors such as the increase in accounts payable and accrued expenses, and proceeds from the issuance of common stock during the period, which is described in the Liquidity and Capital Resources section of the Form 10-Q. However, the Company acknowledges that additional disclosure in the MD&A regarding other factors that affect the Company’s cash balance during the period, such as cash used for capital expenditures (which represented approximately 27% of the decrease in cash during the nine months ended September 30, 2009) would be helpful to enhance the readers' understanding as to the reasons for changes in the Company’s cash position. The Company intends to provide such enhanced disclosure in future filings.

Comments or questions regarding the above responses should be directed to the undersigned at this telephone number (852) 3102 2800.

Very truly yours,

/s/ Eberhard Schoneburg

Eberhard Schoneburg

Chief Executive Officer

Artificial Life, Inc.